CapitaLand

02 DEC 13 AM 9:30

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

82-4507

10 December 2002

Via Courier

The U.S. Securities And Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

02060582

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 November 2002 till 30 November 2002, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Jessica Lum
Secretariat Manager

Dw 12/18

Encs.

c.c. VP Lim Mei Yi – cover letter only.

s/sec/adr/adrltr-nov.doc

02 DEC 13 AM

List of Information Made Public, Filed with the Singapore Exchanges Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
CapitaLand Limited 2002 Third Quarter Financial Statement Announcement	5 November 2002	SESTL Listing Manual
News Release - CapitaLand Reports Third Quarter 2002 Net Profit of $141.7 million; Year-to-Date September Profit Reaches $240.3 million *Further improves gearing ratio from 0.85 to 0.75* *Optimistic of a full year profit in 2002 in challenging environment*	5 November 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, Australand Holdings Limited – "Market Update and Declaration of Interim Dividend – September Quarter 2002"	5 November 2002	For Public Relations Purposes
Divestment of Interest in PT Tropical Amethyst	5 November 2002	SESTL Listing Manual
Announcement and News Release by CapitaLand's Subsidiary, Raffles Holdings Limited – "Announcement of Appointment of Senior Vice President (Business Development)" and "Peter S. Henley Appointed Senior Vice President, Business Development At Raffles Holdings Limited"	6 November 2002	For Public Relations Purposes
Incorporation of Indirect Wholly-Owned Subsidiary, CapitaLand (China) Investment Co., Ltd	8 November 2002	SESTL Listing Manual
Deregistration of Castle Star Developments Limited	11 November 2002	SESTL Listing Manual
Exercise of Call Option on Issued Shares of Robinson Point Pte Ltd	15 November 2002	SESTL Listing Manual
Announcement by CapitaLand's Subsidiary, Australand Holdings Limited – "Australand Launches Third Property Trust"	20 November 2002	For Public Relations Purposes
CapitaLand Creates New Garden Homes with Glentrees *Average price at $598 psf*	21 November 2002	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand's Subsidiary, Raffles Holdings Limited – "New Subsidiary : Raffles Knowledge Pte. Ltd."	22 November 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Report by HVS Hospitality ENews for The Week Ending 22 November 2002"	26 November 2002	For Public Relations Purposes
Announcement by CapitaLand's Subsidiary, The Ascott Group Limited – "Acquisition of Additional 40% Interest in Shanghai Xin Wei Property Development Co., Ltd"	29 November 2002	For Public Relations Purposes

/s/sec/adr/adr(82-4507)-Nov 2002.doc
10 Dec 2002

82-4507

CapitaLand

Embargoed for release till 6.30 am, 5 November 2002
FINAL

CAPITALAND LIMITED
2002 THIRD QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

Financial statement on consolidated results for the nine months ended 30 September 2002. These figures have not been audited.

02 DEC 13

		Group YTD Sep 2002 S$'000	Group YTD Sep 2001 S$'000 (Note)	Group % Change	Company YTD Sep 2002 S$'000	Company YTD Sep 2001 S$'000	Company % Change
1(a)	**Turnover**	**2,265,964**	**2,643,835**	**(14.3)**	**97,010**	**78,536**	**23.5**
1(b)	Cost of sales	(1,607,109)	(2,385,403)	(32.6)	(35)	(1,531)	(97.7)
1(c)	Gross profit/(loss)	658,855	258,432	154.9	96,975	77,005	25.9
1(d)	Investment income	8,488	4,467	90.0	77,365	70,933	9.1
1(e)	Other income including interest income	212,267	597,307	(64.5)	29,821	111,489	(73.3)
2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	615,585	512,165	20.2	109,167	168,634	(35.3)
2(b)(i)	Interest on borrowings	(211,553)	(307,017)	(31.1)	(81,758)	(72,337)	13.0
2(b)(ii)	Depreciation and amortisation	(82,821)	(123,459)	(32.9)	(1,124)	(1,134)	(0.9)
2(b)(iii)	Foreign exchange gain/(loss)	3,042	(5,417)	NM	(48)	(3,017)	(98.4)
2(c)	Exceptional items	-	-	-	-	-	-
2(d)	Operating profit before income tax, minority interests and extraordinary items	324,253	76,272	325.1	26,237	92,146	(71.5)
2(e)	Income derived from associated companies, joint venture companies and partnerships	56,296	(11,591)	NM	-	-	-
2(f)	Operating profit before income tax	380,549	64,681	488.3	26,237	92,146	(71.5)
2(g)	Less income tax	(78,216)	(57,023)	37.2	(5,105)	(292)	NM
2(g)(i)	**Profit/(Loss) after tax**	**302,333**	**7,658**	**NM**	**21,132**	**91,854**	**(77.0)**
2(g)(ii)	Less minority interests (MI)	(62,065)	(193,598)	(67.9)	-	-	-
2(h)	**Profit/(Loss) after tax and MI**	**240,268**	**(185,940)**	**NM**	**21,132**	**91,854**	**(77.0)**
2(i)(i)	Extraordinary items (EI)	-	-	-	-	-	-
2(j)	**Profit/(Loss) after tax, MI & EI attributable to members of the Company**	**240,268**	**(185,940)**	**NM**	**21,132**	**91,854**	**(77.0)**

Note : *Comparative figures have been adjusted to conform with current year's presentation. Please see Paragraph 13 for more details.*

NM *Not meaningful.*

82-4507

CAPITALAND LIMITED
ANNEX 1: 3Q 2002 vs 2Q 2002 PROFIT AND LOSS STATEMENT

		<---- Group	---->	
		3Q 2002 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change
1(a)	**Turnover**	**774,400**	**775,689**	**(0.2)**
1(b)	Cost of sales	(561,911)	(542,877)	3.5
1(c)	Gross profit/(loss)	212,489	232,812	(8.7)
1(d)	Investment income	8,046	442	NM
1(e)	Other income including interest income	132,111	48,184	174.2
2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss), and exceptional items	257,662	195,859	31.6
2(b)(i)	Interest on borrowings	(65,818)	(72,413)	(9.1)
2(b)(ii)	Depreciation and amortisation	(27,075)	(20,190)	34.1
2(b)(iii)	Foreign exchange gain/(loss)	2,565	(3,591)	NM
2(c)	Exceptional items	-	-	-
2(d)	Operating profit before income tax, minority interests and extraordinary items	167,334	99,665	67.9
2(e)	Income derived from associated companies, joint venture companies and partnerships	23,032	20,437	12.7
2(f)	Operating profit before income tax	190,366	120,102	58.5
2(g)	Less income tax	(29,968)	(26,667)	12.4
2(g)(i)	**Profit/(Loss) after tax**	**160,398**	**93,435**	**71.7**
2(g)(ii)	Less minority interests (MI)	(18,715)	(27,195)	(31.2)
2(h)	**Profit/(Loss) after tax and MI**	**141,683**	**66,240**	**113.9**
2(i)	Extraordinary items (EI)	-	-	-
2(j)	**Profit/(Loss) after tax, MI & EI attributable to members of the Company**	**141,683**	**66,240**	**113.9**

NM *Not meaningful.*

CAPITALAND LIMITED
2002 Third Quarter Financial Statement Announcement (cont'd)

		<-------- Group -------->	
		YTD Sep 2002	**YTD Sep 2001**
3(a)	Profit after tax [2(g)(i) above] as a percentage of turnover	13.3%	0.3%
3(b)	Profit after tax & MI [2(h) above] as a percentage of issued capital and reserves at end of the period	3.9%	(2.9)%

3(c) **Earnings per ordinary share (EPS) based on 2(h) profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 3(c)(i) below, the weighted average number of ordinary shares in issue is 2,517.3 million (YTD Sep 2001: 2,517.3 million) during the period under review.

In computing the EPS for 3(c)(ii) below, share options and convertible bonds whose exercise prices are equal to or above the market share price of the Company as at 30 September 2002 of $1.22 are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis is 2,517.3 million (YTD Sep 2001: 2,517.3 million).

		<-------- Group -------->	
		YTD Sep 2002	**YTD Sep 2001**
3(c)(i)	EPS based on weighted average number of ordinary shares in issue	9.5 cts	(7.4) cts
3(c)(ii)	EPS based on fully diluted basis	9.5 cts	(7.4) cts

3(d) **Net tangible assets backing per ordinary share based on existing issued share capital as at the end of the period reported on**

	<-------- Group -------->	
	YTD Sep 2002	**YTD Sep 2001**
NTA per ordinary share	$2.43	$2.56

The decline in NTA was largely due to the Group's share of further provisions of $113.2 million taken to the profit and loss account and revaluation deficits of $424.9 million charged to reserves at 2001 year-end.

3(e) **Analysis of expenses based on their function within the group for the current and previous corresponding period**

	YTD Sep 2002 S$'000	**YTD Sep 2001 S$'000**	**% Change**
Staff costs	123,392	103,971	18.7
Depreciation & amortisation	82,821	123,459	(32.9)
Other G&A expenses	133,111	149,671	(11.1)
Total General & Admin. Expenses	**339,324**	**377,101**	**(10.0)**
Provision made/(write-back)	(7,452)	78,300	NM
Others	11,932	21,515	(44.5)
Other Operating Expenses	**4,480**	**99,815**	**(95.5)**

The above 18.7% increase in staff costs was mainly attributable to the full 9 months consolidation of Swissotel costs compared with 4 months in 2001.

4 **Sales & operating profit for first half year and second half year**

Not applicable to interim results reporting. To disclose only at year-end reporting.

5(a) **Amount of any adjustment for under or over-provision of tax in respect of prior years**

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences.

The amount of under-provision of current tax included in the Group's tax charge for the 9 months ended 30 September 2002 is $7.5 million (YTD Sep 2001 : $3.7 million over-provision). The effect in prior years' deferred tax liability arising from the implementation of the revised Singapore Statement of Accounting Standard 12 on Income Taxes is estimated as $20.3 million to be adjusted against the opening revenue reserve at 1/1/2002 (1/1/2001 : $21.3 million). The assessment of the full impact is still ongoing and the final impact will be disclosed in the year-end results announcement.

5(b) **Amount of any pre-acquisition profits**

There were no pre-acquisition profits included in the results reported.

5(c) **Amount of profits on any sale of investments and/or properties**

Sale of investments/properties	**Group's Share of Profit/(Loss) after tax and MI as at 30/9/2002 $M**
First 6 months' accumulated divestment gains (for details, please refer to 2002 1Q and Half Year Announcements)	36.0
Sale of partial stake upon the listing of CapitaMall Trust	100.8
Sale of subsidiary, Hua Li Holdings Pte Ltd	1.3
Sale of subsidiary, Shanghai Yong Liang Real Estate Development Co., Ltd	1.2
Sale of Cuppage Terrace	6.0
Sale of units at The Adelphi	1.5
Total Group's share of divestment gains after tax & MI	**146.8**

5(d) **Any other comments relating to Paragraph 5**

Nil.

CAPITALAND LIMITED
2002 Third Quarter Financial Statement Announcement (cont'd)

6. Segmental Results

6(a)(a) By Strategic Business Units (SBUs) – 3Q 2002 vs 2Q 2002

	<-----Turnover----->			<--Profit before interest & tax-->		
	3Q 2002 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change	3Q 2002 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change
Commercial & Financial	98,546	119,111	(17.3)	118,123	78,087	51.3
Residential	468,846	453,019	3.5	66,753	63,463	5.2
The Ascott Group	59,768	53,192	12.4	18,260	25,704	(29.0)
RHL Group & RCH **	123,309	130,904	(5.8)	8,553	23,586	(63.7)
Property Services Group	27,531	26,405	4.3	2,198	953	130.6
Others and consolidation adjms	(3,600)	(6,942)	(48.1)	42,297	722	NM
Group	**774,400**	**775,689**	**(0.2)**	**256,184**	**192,515**	**33.1**

6(a)(b) By Strategic Business Units (SBUs) – YTD Sept 2002 vs YTD Sept 2001

	<-----Turnover----->			<--Profit before interest & tax-->		
	YTD Sep 2002 S$'000	YTD Sep 2001 S$'000	% Change	YTD Sep 2002 S$'000	YTD Sep 2001 S$'000	% Change
Commercial & Financial *	350,297	405,428*	(13.6)	266,172	259,834*	2.4
Residential	1,283,973	1,575,346	(18.5)	177,079	(371,846)	NM
The Ascott Group	182,042	215,185	(15.4)	62,450	66,260	(5.8)
RHL Group & RCH **	382,194	357,129	7.0	39,519	462,584	(91.5)
Property Services Group	83,950	83,480	0.6	6,238	9,415	(33.7)
Others and consolidation adjms	(16,492)	7,267	NM	40,644	(54,549)	NM
Group	**2,265,964**	**2,643,835***	**(14.3)**	**592,102**	**371,698***	**59.3**

* *Comparative figures have been restated due to reclassification of certain interest income and interest expenses to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

** *CapitaLand Group has aligned with Raffles Holdings' depreciation rates for its hotels with effect from 1/1/2002. Hence, no further additional depreciation will be put through at Capitaland Group's level from 2002 onwards. For year-to-date September 2001, the additional depreciation charged was $16.0M.*

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	<-----Turnover----->			<-- Profit before interest & tax --> (including exceptional items)		
	YTD Sep 2002 S$'000	YTD Sep 2001 S$'000	% Change	YTD Sep 2002 S$'000	YTD Sep 2001 S$'000	% Change
The Ascott Group	182,042	215,185	(15.4)	55,546	62,717	(11.4)
Raffles Holdings Group	280,950	265,723	5.7	44,206	380,426#	(88.4)

\# *Restated due to adoption of revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes. Please see Paragraph 13(a) for details.*

CAPITALAND LIMITED
2002 Third Quarter Financial Statement Announcement (cont'd)

6(a)(c) By Geographical Location – 3Q 2002 vs 2Q 2002

	<-----Turnover----->			<--Profit before interest & tax-->		
	3Q 2002 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change	3Q 2002 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change
Singapore	291,587	318,305	(8.4)	157,839	105,967	49.0
Australia & New Zealand	304,881	271,782	12.2	32,621	27,843	17.2
China & Hong Kong	90,985	86,230	5.5	42,779	22,750	88.0
Asia (excl. Sgp, China & HK)	15,837	18,286	(13.4)	5,408	21,787	(75.2)
Europe	62,692	71,984	(12.9)	17,386	6,055	187.1
Others	8,418	9,102	(7.5)	151	8,113	(98.1)
Group	**774,400**	**775,689**	**(0.2)**	**256,184**	**192,515**	**33.1**

6(a)(d) By Geographical Location – YTD Sep 2002 vs YTD Sep 2001

	<-----Turnover----->			<--Profit before interest & tax-->		
	YTD Sep 2002 (9 mths) S$'000	YTD Sep 2001 (9 mths) S$'000	% Change	YTD Sep 2002 (9 mths) S$'000	YTD Sep 2001 (9 mths) S$'000	% Change
Singapore	970,551	1,098,172	(11.6)	362,449	229,188	58.1
Australia & New Zealand	711,431	990,358	(28.2)	76,292	102,323	(25.4)
China & Hong Kong	293,459	250,450 *	17.2	90,261	28,586 *	215.8
Asia (excl. Sgp, China & HK)	53,427	61,397	(13.0)	33,475	7,000	378.2
Europe	209,561	217,589	(3.7)	22,404	4,986	349.3
Others	27,535	25,869	6.4	7,221	(385)	NM
Group	**2,265,964**	**2,643,835** *	**(14.3)**	**592,102**	**371,698** *	**59.3**

* *Comparative figures have been restated due to reclassification of certain interest income and interest expenses to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

7(a) Review of the performance of the Company and its principal subsidiaries

GROUP OVERVIEW

$M	3Q 2002 (3 mths)	2Q 2002 (3 mths)	YTD 2002 (9 mths)	YTD 2001 (9 mths)*
Sales	774.4	775.7	2,266.0	2,643.8
EBIT	256.2	192.5	592.1	371.7
Finance costs	(65.8)	(72.4)	(211.6)	(307.0)
PATMI	141.7	66.2	240.3	(185.9)

* *Turnover, EBIT and Finance Costs for YTD Sep 2001 have been restated due to reclassification of certain interest income and interest expense to turnover and cost of sales respectively. Please see Paragraph 13(d) for details.*

3Q 2002 vs 2Q 2002

The Group recorded a turnover of $774.4 million for 3Q 2002 which was comparable to the $775.7 million achieved in 2Q 2002. The deconsolidation of revenue contribution from CapitaMall Trust ("CMT") assets was offset by higher residential sales in China and Australia.

Group's profit after tax and minority interests ("PATMI") achieved for 3Q 2002 was $141.7 million, more than doubled the $66.2 million recorded for 2Q 2002. The increase was due to higher portfolio gains, improved operating performance from residential and serviced residences sectors and lower finance costs. In the third quarter, the Group also made a provision of $9 million following the rationalisation of the E-business arm.

In 3Q 2002, the Group achieved a net portfolio gain of $110.8 million compared with $31.9 million recorded in the second quarter. Bulk of 3Q's portfolio gain came from the listing of CMT which contributed a gain of $100.8 million and proceeds of about $359 million.

Upon deconsolidating the debt pertaining to the CMT companies and utilising the CMT proceeds to repay borrowings, the Group substantially reduced its net debt from $6.7 billion at end June 2002 to $6.0 billion at end September 2002. Consequently, Group's gearing improved from 0.85 to 0.75. This reduced debt level combined with the current low interest rate environment resulted in lower interest expense for 3Q. Net tangible assets per share also improved from $2.38 at end June to $2.43 at end September 2002.

YTD Sep 2002 vs YTD Sep 2001

Comparing YTD Sep 2002 vs YTD Sep 2001, Group's turnover of $2,266.0 million was lower than $2,643.8 million by $377.8 million or 14.3%. The decrease was mainly due to the level and timing in residential construction activity in Australia and Singapore, as well as remaining units in the Canary Riverside project in United Kingdom and Ascott's Colonnades and Icon projects in Australia were substantially sold in 2001. The decrease in turnover was mitigated by robust residential sales in Shanghai, 9-month contribution from Swissotel and improved performance from serviced residences in China, Vietnam and New Zealand.

Despite the lower turnover, the Group achieved a PATMI of $240.3 million for the first 9 months in 2002. This was a turnaround from the loss position of $185.9 million recorded for the same period last year. The current year-to-date profit was largely contributed by improved performance from overseas residential and serviced residences operations, as well as lower depreciation expense and substantially lower interest expense. There was a net provision of $0.1 million compared with a provision of $578.4 million for the same period last year. However, the Group's share of net portfolio gains was lower at $152.3 million compared with $389.3 million achieved in the same period last year.

Interest expense charged to the profit and loss account in the first 9 months was $211.6 million vs $307.0 million for the same period last year. The substantial reduction of $95.4 million or 31.1% was mainly contributed by a reduction in borrowings of about $1.7 billion from $8.6 billion at 30/9/2001 to $6.9 billion at 30/9/2002 and the current lower interest rates environment. The Group's gearing at 30/9/2002 stood at 0.75, a substantial improvement from 0.83 at 30/9/2001.

Segment Performance

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

3Q 2002 turnover of $98.5 million was $20.6 million or 17.3% lower than 2Q 2002 as revenue from the 3 shopping malls in CapitaMall Trust ("CMT") was no longer included as Group's revenue from mid-July 2002 following the successful listing of CMT in which the Group's stake in CMT was reduced from 87% to 33%.

EBIT of $118.1 million was however higher than 2Q by $40.0 million mainly due to a portfolio gain of $50.8 million recorded for Tampines Mall following the listing of CMT. Another gain of $50.0 million in relation to Junction 8 and Funan The IT Mall was recorded at CapitaLand Group level. Excluding the portfolio gain booked in Commercial SBU, the lower EBIT in 3Q compared to 2Q was mainly as a result of reduced stake in CMT's properties and the generally weak office and industrial rental markets.

Comparing YTD Sep 2002 vs YTD Sep 2001, turnover of $350.3 million decreased by $55.1 million or 13.6%. The decline was mainly attributable to lower overseas revenue. The decline was mitigated by higher Singapore revenue due to contributions from Junction 8 and Funan The IT Mall for 6 months and full occupancy at Capital Tower. YTD Sep 2002 EBIT of $266.2 million represents an increase of $6.3 million or 2.4% over the corresponding period last year. EBIT from operations grew about 23% due to contributions from the 2 malls, full occupancy of Capital Tower, management fees from Eureka Office Fund and interest income from CFL. However, the EBIT from operations included a lower portfolio gain of $50.8 million compared to $85.8 million recorded for the same period in 2001.

Residential SBU: CapitaLand Residential Limited ("CRL")

3Q 2002 turnover of $468.8 million was $15.8 million or 3.5% higher than 2Q 2002 due to improved performance from overseas operations. The China and Australia operations had a turnover growth of 15.3% and 24.0% respectively from increased construction activity in 3Q. EBIT of $66.8 million was also slightly higher than 2Q 2002 by $3.3 million. The EBIT growth in 3Q was generally in line with the growth of turnover.

Comparing YTD Sep 2002 vs YTD Sep 2001, turnover of $1,284 million was lower by $291.4 million or 18.5%. The decrease was mainly due to the level and timing of construction activity in Australia and Singapore. Sales generated from China recorded a strong growth of 25.2% arising mainly from contribution from Summit Panorama and Manhattan Heights in Shanghai. YTD Sep EBIT was $177.1 million compared to a loss of $371.8 million recorded for the same period last year. Singapore operation recorded an EBIT of $8.6 million, reflecting a turnaround from a loss of $496.1 million. EBIT for China operation amounted to $52.4 million, recording a 484% growth compared to the same period last year.

Two new projects in Singapore, namely Belmond Green and Casabella, were launched in 3Q, bringing the total number of new launches to four so far this year. In addition, Palm Haven obtained TOP in July 2002.

Serviced Residences SBU: The Ascott Group ("Ascott")

3Q 2002 turnover of $59.8 million was $6.6 million or 12.4% higher than 2Q due to higher remaining residential sales and other income. However, EBIT of $18.3 million was $7.4 million lower than 2Q EBIT of $25.7 million due to lower portfolio gain recorded. In 2Q, a net portfolio gain of $17.0 million was recorded from the sale of York Road Limited, Ventura Tampines and Costa Sands resorts compared to $9.1 million in 3Q which was mainly attributed to a deferred gain of $6.9 million which was released at CapitaLand Group level following the sale of Cuppage Terrace. Excluding the portfolio gains, the core serviced residences' EBIT improved by about 26% over 2Q and this was mainly due to better performance from China, Vietnam and New Zealand operations.

Comparing YTD Sep 2002 vs YTD 2001, turnover of $182.0 million was 15.4% lower than $215.2 million. This was largely due to Ascott's non-core residential and retail businesses being phased out. On the other hand, serviced residences revenue grew 14% or $14.6 million as a result of new contributions from Oakford and China operations offset by lower contribution from the Singapore serviced residences which only showed a gradual recovery in 3Q 2002. In tandem, year-to-date EBIT of $62.4 million was lower than $66.3 million recorded for the same period last year.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

3Q 2002 turnover was $123.3 million, a decrease of $7.6 million or 5.8% over 2Q 2002. This was mainly due to the revenue per available room (RevPAR) declining by 5% in 3Q compared to 2Q as July and August were seasonally slower months. EBIT for 3Q was $8.6 million compared to $23.6 million recorded in 2Q which included a write-back of $7.9 million being partial reversal of provision which was no longer required following favourable settlement of obligations under a management contract.

Comparing YTD Sep 2002 vs YTD Sep 2001, turnover of $382.2 million was higher by $25.1 million or 7.0%. The increase was mainly due to the 9-month consolidation of Swissotel which was acquired in June 2001. This more than offset the deconsolidation of turnover from Tincel Properties ("Tincel") following the reduction in equity stake from 100% to 45% in Tincel in June 2001. However, year-to-date EBIT of $39.5 million was substantially lower than the $462.6 million recorded for the corresponding period in 2001. This was mainly attributed to a significant gain recorded in June 2001 for the Tincel transaction, the equity accounting of 45% instead of 100% from Tincel and a very weak first quarter in 2002 when the global hotel industry was still severely impacted by the 911 incidents. In addition, not all the funds from the Tincel transaction had been fully re-invested to generate replacement income.

Property Services SBU: PREMAS

3Q 2002 turnover of $27.5 million was $1.1 million or 4.3% higher than 2Q 2002. This was attributed to higher progress billings of building projects and contribution from indoor air quality services. In tandem, EBIT increased by $1.2 million or 130.7% from $1.0 million to $2.2 million on the back of higher turnover and lower general and administrative expenses.

Comparing YTD Sep 2002 vs YTD Sep 2001, turnover increased slightly by $0.5 million from $83.5 million to $84.0 million. However, EBIT declined by $3.2 million from $9.4 million to $6.2 million due mainly to lower margins and start-up costs incurred for new businesses and expansions into new geographical areas.

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Company's Performance

At the Company level, an after-tax profit of $21.1 million was recorded for YTD Sep 2002 compared to $91.9 million recorded for the same period last year. The $91.9 million profit included a restructuring gain of $89.5 million which arose from its internal restructuring exercise which the Group completed in September 2001.

7(b) Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current announced results are in line with the prospect statement previously disclosed to shareholders in the 2002 1H results announcement.

7(c) Events Subsequent to Balance Sheet Date

In the opinion of the directors, no item or event of a material or unusual nature has occurred between 30 September 2002 to the date of this report which would materially affect the results of the operations of the Company and the Group for the nine months ended 30 September 2002.

8. Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

Continuing weakness in office and industrial rental markets is expected in 4Q but retail properties are expected to remain stable in the quarter. Fee income from management of funds and properties is expected to be steady. Despite some pressure on valuation of investment properties, particularly offices and industrial buildings, the SBU is expected to remain profitable for full year 2002.

Residential SBU: CapitaLand Residential Limited ("CRL")

CRL will continue to focus on sales for the rest of the year. In the 4th quarter, CRL will launch about half of the 8 blocks (900 units) in Phase 3 of Chrysanthemum Park, Shanghai. A development site was acquired in Beijing. However, the sales launch is targeted in 2003 and hence there will not be any contribution from this project this year. Although the turnover for the whole year is expected to be lower than 2001, EBIT is expected to be higher. Overall, the SBU is expected to record a profit for 2002.

Serviced Residences SBU: The Ascott Group ("Ascott")

The global economic recovery has been slower and more drawn out than expected. Threat of a possible Gulf War and the recent terrorist bomb incident in Bali will inevitably have an impact on the cross-border movements of the business community. Despite the more difficult and challenging environment, our serviced residence business in Singapore has since 3Q begun to show recovery, and improved over the first half of the year. Portfolios in United Kingdom and Australia also showed some signs of improvement. Businesses in China and other South-east Asian markets are expected to remain stable.

Based on current occupancy and forward bookings, Ascott expects 4Q and full year to remain profitable. However, the overall attributable profit for 2002 will not be of the same level as that for 2001 which included significant divestment gain recorded in 4Q 2001 from the sale of Funan The IT Mall and Junction 8 shopping centres.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

Operating conditions are expected to remain challenging and the current market expectations are that any meaningful rebound in the lodging industry is unlikely until the later part of 2003. Raffles will continue with its revenue growth and cost containment initiatives. Although results from operations for 4Q and the whole of 2002 are expected to improve over the corresponding periods in 2001, the overall profitability is expected to be significantly lower than that of 2001, which included a significant exceptional gain from the reduction in equity stake in Tincel Properties (Private) Limited.

Property Services SBU: PREMAS

Operationally, PREMAS is expected to remain profitable for the year.

GROUP OVERALL PROSPECTS FOR 2002

The Group has already achieved its target set out at the beginning of 2002 to divest between $500 million to $1 billion worth of assets in 2002. For year-to-date September 2002, the Group has monetized assets with cash inflows of $535 million. The Group will continue to look for opportunities to strengthen its balance sheet.

Compared to gearing of 0.87 at the beginning of the year, the Group's gearing has improved considerably to 0.75. In the near term, the gearing is expected to remain at approximately this level.

The Group continues to believe that it will not be necessary to make provisions for its Singapore residential landbank. Consistent with past practices, the Group will update valuations for its investment properties at year-end. The Group expects 4Q's operations to be profitable.

The Group remains confident of meeting its earlier projections pertaining to turnover, EBIT and profitability. Specifically, the Group expects its full-year 2002 revenue to be comparable to that which was recorded in 2001 and full-year 2002 EBIT to be greater than that which was recorded in 2001.

9. Dividend

9(a) Any dividend declared for the present financial period? Nil
9(b) Any dividend declared for the previous corresponding period? Nil
9(c) Total Annual Dividend (if applicable) Not applicable
9(d) Date payable : Not applicable
9(e) Books closure date : Not applicable
9(f) Any other comments relating to Paragraph 7 : Nil

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CAPITALAND LIMITED
2002 Third Quarter Financial Statement Announcement (cont'd)

10(a) Balance Sheet

10(a)(a) As at 30 September 2002 vs 30 September 2001

	Group			Company		
	30/9/2002 S$'000	30/9/2001 S$'000	% Change	30/9/2002 S$'000	30/9/2001 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,768,567	2,025,848	(12.7)	2,464	3,356	(26.6)
Investment Properties	6,062,931	7,233,350	(16.2)	-	-	-
Properties under Devt	191,789	404,520	(52.6)	-	-	-
Interests in Subsidiaries	-	-	-	6,835,236	5,763,466	18.6
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,749,943	2,238,081*	22.9	-	-	-
Intangible Assets	49,003	62,368*	(21.4)	-	-	-
Other Assets	212,573	548,792	(61.3)	2,294	25	NM
Current Assets	5,216,416	5,980,521	(12.8)	1,069,346	1,225,209	(12.7)
Devt Properties for Sale	*3,259,282*	*3,355,993*	*(2.9)*	-	-	-
Trade & Other Receivables	*935,383*	*1,074,320*	*(12.9)*	*1,048,973*	*862,340*	*21.6*
Cash & Cash Equivalents	*843,719*	*1,506,710*	*(44.0)*	*12,908*	*362,869*	*(96.4)*
Other Current Assets	*178,032*	*43,498*	*309.3*	*7,465*	-	*NM*
Less: Current Liabilities	4,233,462	5,509,437	(23.2)	876,681	1,209,368	(27.5)
Trade & Other Payables	*1,007,432*	*988,364*	*1.9*	*65,885*	*90,896*	*(27.5)*
Short-Term Borrowings	*3,106,792*	*4,317,707*	*(28.0)*	*670,658*	*1,118,472*	*(40.0)*
Other Current Liabilities	*119,238*	*203,366*	*(41.4)*	*140,138*	-	*NM*
Net Current Assets	982,954	471,084	108.7	192,665	15,841	NM
Less: Non-Current Liabilities						
Long-Term Borrowings	3,774,684	4,237,985	(10.9)	1,141,306	754,153	51.3
Other Non-Current Liabilities	240,280	242,355*	(0.9)	949,827	26,838	NM
	8,002,796	**8,503,703***	**(5.9)**	**4,941,526**	**5,001,697**	**(1.2)**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,654,821	3,983,123*	(8.2)	2,424,176	2,484,347	(2.4)
Share Capital and Reserves	6,172,171	6,500,473*	(5.1)	4,941,526	5,001,697	(1.2)
Minority Interests (MI)	1,830,625	2,003,230*	(8.6)	-	-	-
	8,002,796	**8,503,703***	**(5.9)**	**4,941,526**	**5,001,697**	**(1.2)**

* *Restated due to adoption of revised Singapore Statement of Accounting Standard 12 (2001) on Income Please refer to Paragraph 13(a) for details.*

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CAPITALAND LIMITED
2002 Third Quarter Financial Statement Announcement (cont'd)

10. Balance Sheet

10(a)(b) As at 30 September 2002 vs 30 June 2002

	Group			Company		
	30/9/2002 S$'000	30/6/2002 S$'000	% Change	30/9/2002 S$'000	30/6/2002 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,768,567	1,913,582	(7.6)	2,464	2,740	(10.1)
Investment Properties	6,062,931	6,880,713	(11.9)	-	-	-
Properties under Devt	191,789	292,454	(34.4)	-	-	-
Interests in Subsidiaries	-	-	-	6,835,236	6,826,493	0.1
Interests in Associated Companies, Joint Venture Companies and Partnerships	2,749,943	2,318,465	18.6	-	-	-
Intangible Assets	49,003	50,132	(2.3)	-	-	-
Other Assets	212,573	216,940	(2.0)	2,294	2,310	(0.7)
Current Assets	5,216,416	5,720,773	8.8	1,069,346	1,289,823	(17.1)
Devt Properties for Sale	*3,259,282*	*3,553,632*	*(8.3)*	-	-	-
Trade & Other Receivables	*935,383*	*764,945*	*22.3*	*1,048,973*	*1,068,691*	*(1.8)*
Cash & Cash Equivalents	*843,719*	*1,223,255*	*(31.0)*	*12,908*	*213,667*	*(94.0)*
Other Current Assets	*178,032*	*178,941*	*(0.5)*	*7,465*	*7,465*	-
Less: Current Liabilities	4,233,462	4,961,022	(14.7)	876,681	1,031,071	(15.0)
Trade & Other Payables	*1,007,432*	*1,161,482*	*(13.3)*	*65,885*	*76,399*	*(13.8)*
Short-Term Borrowings	*3,106,792*	*3,612,396*	*(14.0)*	*670,658*	*811,236*	*(17.3)*
Other Current Liabilities	*119,238*	*187,144*	*(36.3)*	*140,138*	*143,436*	*(2.3)*
Net Current Assets	982,954	759,751	29.4	192,665	258,752	(25.5)
Less: Non-Current Liabilities						
Long-Term Borrowings	3,774,684	4,311,839	(12.5)	1,141,306	1,199,358	(4.8)
Other Non-Current Liabilities	240,280	214,755	11.9	949,827	938,655	1.2
	8,002,796	**7,905,443**	**1.2**	**4,941,526**	**4,952,282**	**(0.2)**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,654,821	3,516,321	3.9	2,424,176	2,434,932	(0.4)
Share Capital and Reserves	6,172,171	6,033,671	2.3	4,941,526	4,952,282	(0.2)
Minority Interests (MI)	1,830,625	1,871,772	(2.2)	-	-	-
	8,002,796	**7,905,443**	**1.2**	**4,941,526**	**4,952,282**	**(0.2)**

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CAPITALAND LIMITED
2002 Third Quarter Financial Statement Announcement (cont'd)

10(b) Cash Flows Statement

S$M	<---------------- Group			--------------->
	3Q 2002 (3 mths)	2Q 2002 (3 mths)	YTD Sep 2002 (9 mths)	YTD Sep 2001 (9 mths)
Net cashflow from operations	**274**	**324**	**905**	**968**
Realised portfolio inflows	378	130	535	1,512
Investment outflows	(85)	(207)	(495)	(786)
Capital expenditure	(37)	(28)	(118)	(167)
Net cashflow before financing cost and tax	**530**	**219**	**827**	**1,527**
Net interest paid	(76)	(83)	(231)	(330)
Tax and dividend paid	(56)	(148)	(235)	(179)
Net cashflow after financing cost and tax	**398**	**(12)**	**361**	**1,018**

10(c) Statement of Changes in Equity

S$M	<------------------------				Group				----------------------->
	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 31/3/2002	**2,517**	**3,429**	**94**	**4**	**335**	**(7)**	**6**	**(351)**	**6,027***
Profit for 2Q 2002								66	**66**
Dividends paid								(59)	**(59)**
Issue of convertible bonds			30						**30**
Foreign currency translation differences						(6)			**(6)**
Others			(3)					(2)	**(5)**
Balance as at 30/6/2002	**2,517**	**3,429**	**121**	**4**	**335**	**(13)**	**6**	**(346)**	**6,053***
Profit for 3Q 2002								142	**142**
Realised to P/L					(121)				**(121)**
Effects of change in accounting standard					(2)			(20)*	**(22)**
Foreign currency translation differences						3			**3**
Share of associated companies' revaluation reserve					111				**111**
Others			3		1		2		**6**
Balance as at 30/9/2002	**2,517**	**3,429**	**124**	**4**	**324**	**(10)**	**8**	**(224)**	**6,172**

* *The $20M adjustment to revenue reserve made in 3Q 2002 relates to the updated cumulative effects of deferred tax liability as a result of revised SAS 12 on Income Taxes. Hence, the restated total equities as at 31/3/2002 and 30/6/2002 are $6,007M (previously reported: $6,027M) and $6,033M (previously reported: $6,053M) respectively.*

10(d) Explanatory notes that are material to an understanding of the information provided in 10(a), (b) and (c) above

Balance Sheet Comparatives
The balance sheet comparatives as at 30/9/2001 have been restated to take into account the requirements of the revised SAS 12 on Income Taxes which the Group implemented with effect from 1/1/2002. Please see Paragraph 13(a) for details.

Cash & Cash Equivalents
The cash and cash equivalents as at 30/9/2002 totalling to about $843.7 million included approximately $394 million in fixed deposits and approximately $161 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

Cashflows
For the first 9 months, about $535 million realised portfolio inflows were received, out of which about $359 million was contributed by the listing of CapitaMall Trust and $166 million was received by Ascott Group. Investment outflows of $495 million included purchases of land for development in China and Australia, as well as investments in short-term bonds and joint venture companies. Capital expenditure of $118 million included progressive construction costs incurred for investment properties under development, refurbishment costs of existing properties and purchases of fixed assets, bulk of which pertained to hotels.

11. Details of any changes in the Company's issued share capital

During the first 9 months of the year, there was no change in the Company's issued share capital. However, there was 1 batch of share options totalling 20,012,950 which were granted in May 2002 at the exercise price of $1.71 per share. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plan rules. In addition, the Company also issued S$380 million convertible bonds due 2007 which are convertible into new 162,685,161 ordinary shares at the conversion price of S$2.3358 per new ordinary share.

	Company	
	As at 30/9/2002	**As at 30/6/2002**
Issued and fully paid number of ordinary shares of S$1 each at the beginning and end of the periods	**2,517,349,898**	**2,517,349,898**
Number of ordinary shares of $1 each that may be issued on exercise of all share options outstanding at the end of each period	**56,168,232**	**57,035,534**
Number of ordinary shares of S$1 each that may be issued on conversion of all convertible bonds outstanding at the end of each period	**162,685,161**	**162,685,161**

12. Comparative figures of the group's borrowings and debt securities

		Group	
		As at 30/9/2002 S$'000	**As at 30/6/2002 S$'000**
12(a)	**Amount repayable in one year or less, or on demand:-**		
	Secured	632,138	681,804
	Unsecured	2,474,654	2,930,592
	Sub-Total 1	**3,106,792**	**3,612,396**
12(b)	**Amount repayable after one year:-**		
	Secured	2,069,589	2,327,126
	Unsecured	1,705,095	1,984,713
	Sub-Total 2	**3,774,684**	**4,311,839**
	Total	**6,881,476**	**7,924,235**

12(c) Any other comments relating to Paragraph 12

Cash at bank and in hand as at 30/9/2002 was $843.7 million (30/6/2002: $1,223.3 million). Hence, total borrowings net of cash as at 30/9/2002 was $6,037.8 million (30/6/2002: $6,701.0 million).

13. Change in Accounting Standards/Policies/Estimates

Except as disclosed below, the same accounting policies and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements.

13(a) SAS 12 (Revised) on Income Tax

The assessment of the full impact is still ongoing in respect of the revised Singapore Statement of Accounting Standard 12 (2001) on Income Taxes which the Group implemented in 2002. The final impact will be disclosed in the year-end results announcement.

Based on updated assessment on some of the known factors, the impact on the balance sheet comparatives with respect to the net profit, the opening revenue reserve and the net tangible assets is as disclosed below:-

	Increase/(Decrease) $M
Net profit for the period ended 30 September 2001	Not material
Opening revenue reserve at 1 January 2001	(21.3)
Opening revenue reserve at 1 January 2002	(20.3)
Net tangible assets at 31 December 2001	(35.7)

13(b) Reclassification of Starhub Centre as Investment Property

For details, please refer to 2002 1H result announcement released on 26 July 2002.

13(c) Depreciation Rates of Hotel Assets

For details, please refer to 2002 1H result announcement released on 26 July 2002.

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13 (d) Reclassification of Interest Income/Expenses pertaining to Financing Vehicles

After review, the Group is of the view that for companies whose businesses are in the on-lending of funds and other financing activities, it is more appropriate to classify the interest income earned by these companies as revenue and the interest expense incurred as cost of sales. As such, the comparative figures have been restated as follows:-

	<-----YTD Sep 2001--->	
	Previously Reported S$'000	**Restated S$'000**
Group's Profit & Loss Account:-		
Turnover	2,620,926	2,643,835
Cost of sales	(2,366,750)	(2,385,403)
Interest income	53,514	30,605
Interest on borrowings	(325,670)	(307,017)
EBIT	390,351	371,698
Segmental Results by SBU:-		
Commercial & Financial SBU's Turnover	382,519	405,428
Commercial & Financial SBU's EBIT	278,487	259,834
Segmental Results by Geographical Location:-		
China & Hong Kong's Turnover	227,541	250,450
China & Hong Kong's EBIT	47,239	28,586

BY ORDER OF THE BOARD

Lim Mei Yi
Company Secretary
5 November 2002

82-4507

CapitaLand

02 DEC 13 AM 9:41

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 823 3200 Fax: 65 820 2202

Embargoed for release till
6.30 am, 5 November 2002

CapitaLand Reports Third Quarter 2002 Net Profit of $141.7 million; Year-to-Date September Profit Reaches $240.3 million

Further improves gearing ratio from 0.85 to 0.75
Optimistic of a full year profit in 2002 in challenging environment

Singapore, 5 November 2002 – The Group achieved a profit after tax and minority interest (PATMI) of $141.7 million for the third quarter of 2002, more than double the $66.2 million recorded for the second quarter of 2002. The increase was due to improved operating performance from residential and serviced residences sectors, higher portfolio gains, and lower finance costs. Group turnover for third quarter 2002 was $774.4 million, comparable to the $775.7 million achieved in second quarter 2002. The year-to-date profit, as at end September 2002, stands at $240.3 million.

For third quarter 2002, the Group achieved a net portfolio gain of $110.8 million, mainly from the public listing of CapitaMall Trust ("CMT"), which contributed proceeds of about $359.0 million and a gain of $100.8 million. The Group reduced its net debt substantially from $6.7 billion at second quarter to $6.0 billion at third quarter 2002, and improved gearing from 0.85 to 0.75. This was mainly due to the repayment of debt with CMT proceeds. Net tangible assets per share also improved from $2.38 at end-June 2002 to $2.43 at end-September 2002.

82-4507

CapitaLand

FINANCIAL HIGHLIGHTS				
$ million	**3Q 2002 (3 mths)**	**2Q 2002 (3 mths)**	**YTD 2002 (9 mths)**	**YTD 2001 (9 mths)**
Turnover	774.4	775.7	2,266.0	2,643.8
Earnings before interest and tax ("EBIT")	256.2	192.5	592.1	371.7
Finance costs	(65.8)	(72.4)	(211.6)	(307.0)
Profit after tax and minority interests ("PATMI")	**141.7**	**66.2**	**240.3**	**(185.9)**

Year-to-date September 2002 vs Year-to-date September 2001

The Group's year-to-date turnover of $2,266.0 million was lower by $377.8 million or 14.3%, from the $2,643.8 million recorded for the same period in 2001. The decrease in turnover, due in part to the timing of residential construction progress in Australia and Singapore, was mitigated by robust residential sales in Shanghai, the nine-month contribution from Swissotel, and improved performance from serviced residences in China, Vietnam and New Zealand.

Despite the lower turnover, the Group achieved PATMI of $240.3 million for the first nine months, a turnaround from the loss position of $185.9 million for the same period last year, which was largely due to non-cash provisions made. This improvement in PATMI was also because of better performance from overseas residential and serviced residences operations, as well as lower depreciation expense, and substantially lower interest expense.

82-4507

CapitaLand

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "The Group had earlier projected its 2002 revenue to be comparable to that in 2001, and full-year EBIT to exceed that which it reported in 2001. We remain optimistic that the Group will be profitable for the full year of 2002, despite the current challenging operating environment."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

For more information, please contact:

George Tanasijevich
SVP, Equity Markets

Tel: 68233 535

Basskaran Nair
SVP, Communications

Tel: 68233 554

82-4507

CapitaLand

THIRD – QUARTER 2002 RESULTS



5 November 2002

A Profitable Year-to-date

($ million)	YTD Sep 02	YTD Sep 01	Trend	Change
REVENUE	2,266	2,644	↓	-14%
EBIT	592	372	↑	59%
Int. on borrowings	(212)	(307)	IMPROVED	-31%
Tax	(78)	(57)	↑	37%
MI	(62)	(194)	↓	-68%
PATMI	**240**	**(186)**	↑	NM

			Trend
D/E ratio (times)	0.75	0.83	IMPROVED

CapitaLand

82-4507

Analysis of Revenue

($ million)	YTD Sep 02	YTD Sep 01	Change	Comments
Commercial/ Financial	350	405	-14%	• Lower overseas contribution; fewer Canary Riverside apartment units sold; 19 units (including 2 penthouse) sold during first nine-months of 2002 compared to 66 units in the corresponding period in 2001.
Residential	1,284	1,575	-19%	• Lower contribution due to the level and timing of construction activity of projects in Australia and Singapore, but partially offset by strong increase in contribution from China.
Serviced Residences	182	215	-15%	• Serviced residence sector grew by 14% on the back of new contributions from the Oakford (Australia) and China, offsetting lower contributions from Singapore. • Lower contribution from the non-core residential and retail sector, both in the process of being phased out.
Hotels	382	357	7%	• Full 9-month consolidation of Swissotel (acquired in June 2001) more than offset the deconsolidation of Tincel Properties (reduced equity stake by 55% in June 2001).
Property Services	84	83	1%	• Higher contribution from new business activities was offset by lower progress billings of projects.
REVENUE	2,266	2,644	-14%	

CapitaLand

Analysis of EBIT

($ million)	YTD Sep 02	YTD Sep 01	Change	Comments
Commercial/ Financial	266	260	2%	• Excluding portfolio gains, EBIT improved by 23% because of contributions from Junction 8 and Funan The IT Mall, full occupancy of Capital Tower, management fees from Eureka Office Fund and interest income from CapitaLand Financial.
Residential	177	(372)	NM	• EBIT (Singapore) turnaround from loss of $496m to $9m gain. • EBIT (China) was $52m, representing a 484% increase year-on-year.
Serviced Residences	62	66	-6%	• Lower contribution from the retail sector was partially offset by higher contribution from the serviced residence and "residential & others" sector.
Hotels	40	463	-92%	• YTD Sep '01 EBIT included a significant gain particularly from the Tincel transaction. • Weak 1Q02 for the global hotel industry because of the 911 incident. • Lower contribution from Tincel in 2002 due to reduced equity stake (from 100% to 45%). In addition, not all funds from the Tincel transaction have been fully reinvested to generate replacement income.
Property Services	6	9	-34%	• Start-up costs associated with new businesses in Singapore and overseas. • Lower margins.
EBIT	592	372	59%	

CapitaLand

82-4507

Key Financial Ratios

	Sep-02	Sep-01	Change
NTA per share ($)	2.43	2.56	Lower [1]
Net Debt/Equity (times)	0.75	0.83	Improved
Interest Cover Ratio (times)	3.05	1.23	Improved
Interest Servicing Ratio (times)	3.92	2.93	Improved
Earnings per share (¢)	9.5	(7.4)	Improved

1: The decline in NTA was largely due to the Group's share of further provisions of $113m taken to the profit and loss account and revaluation deficits of $425m charged to reserves at 2001 year-end.

CapitaLand

Stages of Income Recognition - S'pore

PROJECT	TOP	UNITS	% Sold [1]		% Completed	
			Sep-01	Sep-02	Sep-01	Sep-02
TOP (prior 2002)						
The Floravale	Oct-00	754	81%	97%	100%	100%
The Clearwater	Sep-01	420	96%	98%	100%	100%
TOP IN 2002						
Palm Grove	May-02	111	69%	83%	79%	100%
The Loft	May-02	77	44%	61%	52%	100%
Palm Haven	Jul-02	48	25%	31%	27%	100%

1: % sold is based on S&P signed.

CapitaLand

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Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold [1]		% Completed	
		Sep-01	Sep-02	Sep-01	Sep-02
In Progress					
SunHaven	295	85%	87%	43%	98%
SunGlade	475	71%	88%	8%	59%
Tanamera Crest	288	9%	100%	0%	15%
The Levelz	126	2%	88%	0%	14%
Launched in 2002					
The Waterina	398	NA	83%	NA	7%
The Shelford	215	NA	87%	NA	0%
Belmond Green [2]	211	NA	23%	NA	13%
Casabella [2]	82	NA	2%	NA	0%

1: % sold is based on S&P signed.

2: Belmond Green and Casabella were launched on 7 and 21 September 2002 respectively. Based on options issued as at 30 September, the % sold for Belmond Green and Casabella were 36% and 23% respectively.

CapitaLand

Stages of Income Recognition - China

PROJECT	TOP	UNITS	% Sold [1]		% Completed	
			Sep-01	Sep-02	Sep-01	Sep-02
TOP (prior 2002)						
Parkville	May-99	1,001	94%	99%	100%	100%
Springdale	Jun-00	805	85%	99%	100%	100%
Chrysanthemum Park I	Jun-01	1,109	100%	100%	100%	100%
In Progress						
Manhattan Heights		254	31%	98%	70%	93%
Summit Panorama		939	37%	95%	40%	85%

1: % sold is based on S&P signed.

CapitaLand

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Occupancy - Singapore Commercial


100%
90%
80%
70%
60%
50%
95%
94%
92%
96%
81%
84%
Retail
Office
Industrial
As at Sep 02
As at Dec 01

Note: ◇ Market occupancy

CapitaLand

Leases Up For Renewal (% of Area)


60%
50%
40%
30%
20%
10%
0%
24%
24%
28%
44%
31%
18%
34%
39%
27%
Office
Retail
Industrial
2002
2003
2004

CapitaLand

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MASNET No. 16 OF 05.11.2002
Announcement No. 23

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "MARKET UPDATE AND DECLARATION OF INTERIM DIVIDEND - SEPTEMBER QUARTER 2002"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has issued an announcement on the above matter. Attached AHL's announcement is for information.

australand.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 05/11/2002 to the SGX

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AUSTRALAND

4 November 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MARKET UPDATE AND DECLARATION OF INTERIM DIVIDEND
SEPTEMBER QUARTER 2002

Australand Holdings advises that Directors have declared an interim fully franked dividend of 3 cents per ordinary share to be paid on Friday 29 November 2002. The record date to determine entitlements will be the close of business on Thursday 14 November 2002.

This declaration brings the total interim dividends declared or paid for the 2002 year to 9 cents (6 cents of which have been fully franked) and confirmed Directors' confidence that Australand remains on track to achieve its full year profit target.

The net profit after tax generated by the Group for the 9 months to 30 September 2002 was $44.5million, which was in line with current budgets. As previously advised, a significant proportion of the Group's reportable profit is expected to emerge in the December quarter.

Although estimated revenue for the 12 months to 31 December 2002 is likely to be slightly lower than last year's, improved margins should enable the Group to deliver a full year profit after tax, slightly higher than the 2001 net profit after tax of $81.4million, barring unforseen circumstances.

Yours faithfully

Michael Smith
Company Secretary

For further comment please contact:

Mr Brendan Crotty – Managing Director, Australand on: 0417 280 336

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne	Brisbane	Perth
Level 3	Level 5	32 Logan Road	Level 2
1C Homebush Bay Drive	658 Church Street	Woolloongabba QLD 4102	47 Colin Street
Rhodes NSW 2138	Richmond VIC 3121	PO Box 1365	West Perth WA 6005
Locked Bag 2106	Telephone: 03 9426 1000	Coorparoo QLD 4151	Telephone: 08 9486 4500
North Ryde NSW 1670	Facsimile: 03 9426 1050	Telephone: 07 3391 7466	Facsimile: 08 9486 4200

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

02 DEC 13 AM 9:

DIVESTMENT OF INTEREST IN PT TROPICAL AMETHYST

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Amethyst Holdings Pte Ltd, a company incorporated in Singapore, has signed a share transfer agreement with Banyan Tree Holdings Pte Ltd, a party unrelated to the CapitaLand Group, to dispose of its entire 50% stake (the "Divestment") in PT Tropical Amethyst ("PTTA"), for US$25,000 (approximately S$43,750). The 50% stake comprises 13,000 ordinary shares in the issued capital of PTTA and shareholders' loans to PTTA.

PTTA, a company incorporated in Indonesia, owns the Laguna Bintan Golf Club and some tracts of undeveloped land located at the northern part of Bintan Island, Indonesia.

The proposed Divestment is consistent with CapitaLand's strategy to dispose non-core assets.

The completion of the proposed Divestment is conditional upon the approval of the sale by the relevant Indonesian authorities. With the Divestment, PTTA will cease to be an associated company of CapitaLand.

The proposed Divestment is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Jessica Lum
Assistant Company Secretary
5 November 2002

S:ses/SGX annc/Divestmt-sale/PTTA(final).doc
28 Oct 02 (JLMS/tln)

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MASNET No. 7 OF 06.11.2002
Announcement No. 7

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "ANNOUNCEMENT OF APPOINTMENT OF SENIOR VICE PRESIDENT (BUSINESS DEVELOPMENT)"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has on 5 November 2002 issued an announcement and news release on the above matter. Attached RHL's announcement and news release are for information.

Announcement Of Appointment of Senior Vice President (Business Developm

Raffles Holdings appoints new Senior Vice President

Submitted by Jessica Lum, Assistant Company Secretary on 06/11/2002 to the SGX

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MASNET No. 94 OF 05.11.2002
Announcement No. 101

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Announcement Of Appointment Of Senior Vice President (Business Development)

Date of appointment:	04/11/2002
Name:	Peter Stewart Henley
Age:	46
Country of principal residence:	England
Whether appointment is executive, and if so, the area of responsibility:	Executive. Senior Vice President responsible for Business Development function for the Raffles Holdings Group.
Working experience and occupation(s) during the past 10 years:	2001 - 2002 Managing Director FOROCO INVESTMENTS LIMITED, OXFORD, UK 1999 - 2001 Commercial Director Chief Operating Officer EASI SOLUTIONS PLC, OXFORD, UK 1997 - 1998 Chief Executive Officer PACIFIC STAR INVESTMENTS PTE LTD, SYDNEY 1989 - 1995 Associate Legal Counsel, Brussels Legal Counsel, Hong Kong Vice President Development, Hong Kong Regional Vice President, Sydney HOLIDAY INN WORLDWIDE

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<u>Other directorships</u>
Past (for the last five years)

Red Hot Associates Limited
Foroco Investments Limited
Easi Solutions plc
Powerdesk Connect Card (plc) UK Ltd
Fastpace Systems Limited

Present

None

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

<u>**Declaration by a Director, Executive Officer or Controlling Shareholder as Required**</u>
(As required per Appendix 2.4)

If the answer to the following is "Yes", please provide full details. If "No", please so indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
Yes

Was a Director of Easi Solutions plc and Powerdesk Connect Card (plc) UK Ltd which have been liquidated.

2. Are there any unsatisfied judgements outstanding against you ?
No

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3. **Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?**
No

4. **Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?**
No

5. **Have you received judgment against you in any civil proceeding in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?**
No

6. **Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?**
No

7. **Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?**
No

8. **Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?**
No

9. **Have you , to your knowledge, in SIngapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company or partnership?**
No

Submitted by Emily Chin, Company Secretary on 05/11/2002 to the SGX

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NEWS RELEASE

For More Information, please contact:
Judith Tan
Tel: (65) 6430 1366
Email: judith.tan@raffles.com

PETER S. HENLEY APPOINTED SENIOR VICE PRESIDENT, BUSINESS DEVELOPMENT AT RAFFLES HOLDINGS LIMITED

SINGAPORE November 5 2002 – Raffles Holdings Limited has appointed Mr. Peter S. Henley as its new Senior Vice President of Business Development with effect from November 4 2002.

Mr. Henley received his law degree from University College, London and his Masters in Business Administration from The Management School at the Imperial College. He started his career as a real estate lawyer for a London firm of solicitors and in a career that spans more than 24 years, he has held various senior management positions. Between 1989 and 1995, he was working for Holiday Inn Worldwide, first as an Associate Legal Counsel in Brussels, then Vice President (Development) in Hongkong before becoming the Regional Vice President, Holiday Inn Worldwide based in Sydney, and was responsible for all aspects of Holiday Inn Worldwide operations in Australia.

After Holiday Inn Worldwide, Mr. Henley was the Chief Executive Officer of Pacific Star Investments Pte Ltd from 1997 to 1998. Pacific Star Investments was a US$17 million new venture set-up to charter an 800 passenger cruise ship to operate full time in Australian waters, servicing both the American and European markets.

Mr. Henley returned to the United Kingdom in 1999 and was the Chief Operating Officer of Easi Solutions plc, a company specialising in the installation of in-room technology in hotels. Prior to joining Raffles International, Mr. Henley was the Managing Director for UK's Foroco Investments Limited where he was directly involved in managing the feasibility, planning, funding and set up of operations for a UK IT company, two American software companies and an event management and brand leverage company in Europe.

About Raffles International

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management.

Raffles International's hotels and resorts are marketed under a two-tiered brand structure. The "Raffles brand" hotels distinguish themselves by the highest standards of products and services available in major cities on an international level. The "Swissôtel" hotels offer quality accommodation and the full range of modern facilities and amenities expected by today's discerning traveller, with an emphasis on quality and comfort. Many hotels in the Raffles International portfolio have been voted top hotels in the world. These include the legendary Raffles Hotel, Singapore, Raffles Brown's Hotel, London, Raffles

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Hotel Vier Jahreszeiten, Hamburg, Raffles L'Ermitage Beverly Hills, California and Le Montreux Palace, Montreux.

Raffles International also operates one of the largest spa networks in the world – Amrita Spa – which is found in nine locations, including Raffles L'Ermitage Beverly Hills in California and Swissôtel Quito in South America, as well as the SPAcademy, Singapore's premier spa education and skills training institute. The Raffles International Training Centres in Singapore and Phnom Penh offer training programmes for the hospitality and service industry.

About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in major destinations across Asia, Australia, Europe, North America and South America. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Stock Exchange.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in Asia, Australia and Europe. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

Given its scale, scope of services and geographic spread, the company's core assets are its people – a strong international management team and a dedicated, professional staff. The Company believes in developing the best people to deliver the best products and services; in other words, building people who build for people.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Julee Cooke
Area Director
The Americas
Marketing Communications
Tel: 1 (954) 212 2937
Fax: 1 (954) 212 2937
Email: julee.cooke@raffles.com

Beatrice Ganter
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Tel: (41) 1 893 1045
Fax: (41) 1 810 9490
Email: beatrice.ganter@raffles.com

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

INCORPORATION OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND (CHINA) INVESTMENT CO., LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd, has incorporated a wholly-owned subsidiary, CapitaLand (China) Investment Co., Ltd ("CCIC"), in the People's Republic of China ("PRC").

CCIC is set up for the purpose of facilitating CapitaLand's operations in the PRC. It has a registered capital of US$30 million and its principal activity is investment holding.

By Order of the Board

Lim Mei Yi
Company Secretary
8 November 2002

S : sec/sgx annc/incorp-newacq/CCIC(final).doc
7 Nov 2002

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CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

DEREGISTRATION OF CASTLE STAR DEVELOPMENTS LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that Castle Star Developments Limited ("Castle Star"), a dormant company incorporated in British Virgin Islands, has been deregistered with effect from 1 November 2002.

Castle Star was a wholly-owned subsidiary held by Areca Investment Pte Ltd, which in turn is wholly-owned by CapitaLand.

By Order of the Board

Lim Mei Yi
Company Secretary
11 November 2002

s : scc/SGXAnn/deregistration-castle star.doc
11 Nov 02 (JLMS/tln)

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

EXERCISE OF CALL OPTION ON ISSUED SHARES OF ROBINSON POINT PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Birchvest Investments Pte Ltd ("Birchvest"), a company incorporated in Singapore, has on 15 November 2002 exercised its call option requiring Visor Limited ("Visor") to sell its stake in the issued shares of Robinson Point Pte Ltd ("RPPL") to Birchvest. Upon completion of the transaction, RPPL will become an indirect wholly-owned subsidiary of CapitaLand.

Visor is a single purpose company which owns all the issued shares in RPPL. RPPL, a company incorporated in Singapore, is a single asset company which owns the office building known as Robinson Point situated at 39 Robinson Road, Singapore.

The call option was exercised pursuant to the terms of an Option Agreement dated 22 July 1999 ("Option Agreement") entered into between Visor and Birchvest under which, amongst other things, Visor granted Birchvest a call option to purchase all the issued shares in the capital of RPPL, exercisable during the period commencing on 23 July 2002 and ending on 22 January 2009. The Option Agreement was entered into as part of the securitization transaction of Robinson Point in July 1999. In accordance with the terms of the Option Agreement, the purchase price is likely to be $193 million subject to confirmation that the value of Robinson Point, based on a valuation as at the date falling 14 days after the exercise of the call option, does not exceed $193 million.

The proposed exercise of call option transaction is expected to be completed on 22 January 2003. On completion, the proceeds of the purchase price will be used to redeem all the bonds issued by Visor. Birchvest holds $68,000,000 in principal amount of junior bonds and on redemption, will receive $68,000,000 of the proceeds. The Group will fund the balance purchase price of $125,000,000 from its existing facilities. Upon acquisition of RPPL, the lease agreement between Birchvest and RPPL, which requires Birchvest to pay rental to RPPL of an amount at least equivalent to the interest payment to be made by Visor under the bonds, may be terminated or restructured.

The financials of Visor has been consolidated with the Group since financial year end 2000. The rationale for the acquisition of RPPL and consequential redemption of the bonds is to refinance the bonds at lower rates thereby achieving interest savings.

The proposed transaction is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By order of the Board

Lim Mei Yi
Company Secretary
15 November 2002

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MASNET No. 49 OF 20.11.2002
Announcement No. 49

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND LAUNCHES THIRD PROPERTY TRUST"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

australand.pdf

Submitted by Lim Mei Yi, Company Secretary on 20/11/2002 to the SGX

82-4507

AUSTRALAND

20 November 2002

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

AUSTRALAND LAUNCHES THIRD PROPERTY TRUST

Australand Holdings Limited today launched Australand Wholesale Property Trust No. 3 – its third unlisted wholesale trust in two years.

The Trust's property portfolio comprises eight commercial and industrial properties, one of which is completed and leased to Toll Ipec. Australand is currently developing the remainder of the properties in accordance with lease pre-commitments entered into with quality tenants such as Nestle, Cadbury Schweppes, TNT and Caterpillar. Australand will co-invest between 10% and 20% of the equity in the Trust.

The properties are located in Sydney, Melbourne and Perth and have been independently valued on completion at approximately $205 million.

The establishment of the Trust follows the successful establishment of the first two Australand sponsored wholesale property trusts, which have both out-performed original forecasts provided to investors. With the completion of this Trust, Australand will be managing a portfolio of new industrial and commercial properties within its Trusts valued at over $550 million.

Australand intends that the Trust be merged with the first two trusts and be either stapled to Australand's shares or listed on the Australian Stock Exchange.

Trust investors will receive a guaranteed 8.5% return until the practical completion of the last property in November 2003. The Trust will generate an estimated average pre tax income yield of 9.9% per annum to 31 December 2007.

JBWere Limited and UBS Warburg Australia Pty Limited jointly acted as financial advisors to Australand on the establishment of this Trust.

Yours faithfully

Michael Smith
Company Secretary

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)
Level 3
1C Homebush Bay Drive
Rhodes NSW 2138
Locked Bag 2106
North Ryde NSW 1670

Melbourne
Level 5
658 Church Street
Richmond VIC 3121
Telephone: 03 9426 1000
Facsimile: 03 9426 1050

Brisbane
32 Logan Road
Woolloongabba QLD 4102
PO Box 1365
Coorparoo QLD 4151
Telephone: 07 3391 7466

Perth
Level 2
47 Colin Street
West Perth WA 6005
Telephone: 08 9486 4500
Facsimile: 08 9486 4200

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CapitaLand

For immediate release

November 21, 2002

NEWS RELEASE

CapitaLand creates new garden homes with Glentrees

Average price at $598 psf

Singapore, November 21 – CapitaLand will roll out its pre-launch activities for Glentrees with a preview for ex-owners this Saturday, November 23, followed by previews for invited guests and the official launch within the next two weeks. The average price will be $598 per square foot.

Tucked amidst a mature landed estate, the 176-unit Glentrees is a unique architectural interpretation with one-, two- and three-storey condominium units. The design concept centers on creating a garden for every home. Most of the units have generous terrace or roof gardens. Unlike other condominiums, the open terraces are designed with garden troughs that enable homebuyers to create a koi pond, turf or timber-deck the area.

Patricia Chia, Deputy CEO of Singapore Operations, CapitaLand Residential said: "We always try to create comfortable yet beautiful living environments for our homebuyers. We believe Glentrees is the only condominium in Singapore to feature such deep, open terraces in a garden home setting. In today's urban landscape, gardens and serene private spaces have become a luxury, a luxury which we seek to bring into each home at Glentrees."

The 999-year leasehold Glentrees comprises eight five-storey blocks. There are 42 two- and three-storey terrace units, each with a private garage. The 42 loft units

have spacious roof gardens whilst most of the 92 apartment units come with generous terrace gardens. Sizes range from 125 square metre (1,346 square feet) for a 2-bedroom Garden Apartment to 341 sqm (3,671 sq ft) for a 4-bedroom Garden Terrace. There are no restrictions on purchases by foreigners.

There will be an attractive package for those who are working at, or have children studying in the nearby educational institutions including National University of Singapore, Singapore Institute of Management, Singapore Polytechnic, Ngee Ann Polytechnic and Henry Park Primary School.

Glentrees bridges the comforts of contemporary architecture with the beauty of nature. Surrounded by filigree of greenery, almost every home at Glentrees comes with spacious open terraces or private enclosed spaces. The terrace gardens allow for ponds, timber decking or turfing with tropical plants, which is in level with the living room floor. The sense of spaciousness in each home is accentuated with glass parapets permitting uninterrupted visual entry of Glentrees' surround gardens. Large windows and landscaped balconies frame views of the beautiful gardens which feature a vista of eucalyptus green and tall elegant bamboo.

Residents will also enjoy the surrounding plantings and rockscapes which are modeled on the attractive Australian bushscapes with its characteristic silver-blue-green colours. A fern tree garden found in the basement forms a natural focus of the clubhouse. Large timber decks and islands of green in the swimming pool, with bridges crossing the canopy of fern trees, offer the experience of a nature walk. Even the trips up and down the lifts afford a full view of the luscious greenery and swimming pools.

Homebuyers will appreciate the convenience of Glentrees' off Holland Road location, which places it within close proximity to amenities, shopping centers, and the Holland Village dining and entertainment hub. Schools nearby include Henry Park Primary, Raffles Girls' Primary, Anglo-Chinese (Independent) School, Raffles Junior College and more. Glentrees is expected to receive its Temporary Occupation Permit in 2005.

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About CapitaLand

CapitaLand, through its subsidiary CapitaLand Residential, is committed to creating modern and comfortable homes, and not just building houses. Its portfolio of premier, high quality residences include several quality Singapore developments such as The Levelz, The Loft, The Shelford and SunGlade. It aims to build its premium position with an emphasis on product leadership and the continuous introduction of innovation – including intelligent living environment and e-lifestyle residences.

In addition to Singapore, CapitaLand also has a significant presence in China through subsidiary CapitaLand China. It is active in Australia via Australand, which is listed on both the Australia and Singapore stock exchanges, and in Malaysia through listed associate company United Malayan Land.

CapitaLand has property and property-related services focused in select gateway cities in Asia, Australia and Europe. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Issued by	:	**CapitaLand Limited**
Date	:	**November 21, 2002**

Media Contact:

Nicole Neo
Corporate Communications
Tel: +65 6826 6869, Email: nicole.neo@capitaland.com.sg

Analyst Contact:

George Tanasijevich
Equity Markets
Tel: +65 6823 3535, Email: george.tanasi@capitaland.com.sg

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MASNET No. 95 OF 22.11.2002
Announcement No. 95

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "NEW SUBSIDIARY : RAFFLES KNOWLEDGE PTE. LTD."

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

MASNET Announcement - New Subsidiary.

Submitted by Lim Mei Yi, Company Secretary on 22/11/2002 to the SGX

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Raffles HOLDINGS | RAFFLES HOLDINGS LIMITED

NEW SUBSIDIARY: RAFFLES KNOWLEDGE PTE. LTD.

The Directors of Raffles Holdings Limited wish to announce that its wholly-owned subsidiary, Raffles International Limited ("RIL"), has incorporated a company, Raffles Knowledge Pte. Ltd., which will be 100% owned by RIL.

Particulars of Raffles Knowledge Pte. Ltd. are

(i) Principal Activities	:	To assume all ongoing training and education activities / business and to carry on business as an investment holding company.
(ii) Place of Incorporation.	:	Singapore
(iii) Authorised Share Capital	:	S$1,000,000/-
(iv) Paid-up Share Capital	:	S$2/- (upon incorporation)

Submitted by Emily Chin, Company Secretary on 22/11/2002 to the SGX

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MASNET No. 9 OF 26.11.2002
Announcement No. 9

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "REPORT BY HVS HOSPITALITY ENEWS FOR THE WEEK ENDING 22 NOVEMBER 2002"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Ascott annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/11/2002 to the SGX

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THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

REPORT BY HVS HOSPITALITY ENEWS FOR THE WEEK ENDING 22 NOVEMBER 2002

The Ascott Group Limited (the "**Company**") refers to the article in HVS Hospitality Enews for the week ending 22 November 2002 reporting that the Company is close to acquiring an interest in the Citadines aparthotel chain ("Citadines").

The Company wishes to clarify that in line with its growth strategy, it actively considers new developments and acquisition opportunities in the serviced residence industry in Europe. In this regard, the Company wishes to confirm that it is presently in discussions with the relevant counterparty in connection with the acquisition of Citadines. However, no definitive agreement has been entered into as yet. The Company will make an appropriate announcement in the event that it does so.

Shareholders should note that there is no assurance that a definitive agreement will be entered into and should therefore not take any action which may be prejudicial to their interests.

BY ORDER OF THE BOARD

Chia Lee Meng/Keong Wen Hui
Company Secretary/Asst. Company Secretary
Singapore
26 November 2002

KW/D:\TAGL\SGX\Announcement 2002\General\Leak-Specific (clean).doc

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CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202 Website: www.capitaland.com

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ACQUISITION OF ADDITIONAL 40% INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD"

CapitaLand Limited's 68.9% owned subsidiary, The Ascott Group Limited ("Ascott"), has today issued an announcement on the above matter. Attached Ascott's announcement is for information.

Following the aforesaid acquisition by Ascott, CapitaLand's effective interest in Shanghai Xin Wei Property Development Co., Ltd, held through Ascott and Hua Sheng Holdings Pte Ltd, has increased from 57.5% to 85.1%.

The aforesaid acquisition is not expected to have a material impact on the net tangible assets or earnings per share of CapitaLand for the financial year ending 31 December 2002.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the aforesaid transaction.

By Order of the Board

Lim Mei Yi
Company Secretary
29 November 2002

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MASNET No. 39 OF 29.11.2002
Announcement No. 59

THE ASCOTT GROUP LIMITED

ACQUISITION OF ADDITIONAL 40% INTEREST IN SHANGHAI XIN WEI PROPERTY DEVELOPMENT CO., LTD

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's indirect wholly owned subsidiary, Glenwood Properties Pte Ltd ("Glenwood"), has signed an agreement (the "Transfer Agreement") to purchase 40% interest (the "Transferred Shares") in Shanghai Xin Wei Property Development Co., Ltd ("Xin Wei") from Shanghai Hua Wei Property Development Co., Ltd ("Hua Wei"), a party unrelated to the Company.

Following the acquisition, Company's interest in Xin Wei will increase to 48% and Xin Wei will become an associated company of the Company.

Xin Wei is a sino-foreign co-operative joint venture enterprise in which Hua Xin Residences Pte Ltd ("Hua Xin"), a wholly owned subsidiary of the Company, currently holds an 8% interest while Hua Wei and Hua Sheng Holdings Pte Ltd ("Hua Sheng") hold 40% and 52% interest respectively. Hua Sheng is an indirect wholly owned subsidiary of CapitaLand Limited ("CapitaLand"), the controlling shareholder of the Company.

Xin Wei is the owner and developer of the property located at 888 Shan Xi Nan Road, Xu Hui District, Shanghai, People's Republic of China (the "Property") which comprises 6 blocks of residential apartments (1 of which is annexed to a 5-storey retail podium), club house and underground car park. A substantial number of the residential apartments have already been sold.

Pursuant to the Co-operative Joint Venture Agreement and its supplementals (collectively the "First JVA") previously entered into between Hua Xin, Hua Wei and Hua Sheng, Hua Xin and Hua Wei share the rights and obligations relating to a block of the residential apartments ("Block 1"), which is operating as the Somerset Xu Hui serviced residence, in the proportion of 60% and 40% respectively. Hua Sheng and Hua Wei also share the rights and obligations relating to the remaining unsold units in the other 5 blocks of residential apartments, the retail podium, the underground car park and the club house in the proportion of 60% and 40% respectively.

Purchase Consideration (the "Consideration")

The Consideration for the Transferred Shares, arrived at on a willing-buyer and willing-seller basis, is RMB 102,366,500 (approximately SGD21,804,065 based on the exchange rate as at 28 November 2002).

The Consideration, which will be satisfied by a combination of borrowings and internal funds, will be payable to Hua Wei in cash in 3 installments in accordance with the terms of the Transfer Agreement.

Completion of the acquisition of the Transferred Shares is conditional upon, inter alia, the parties obtaining the written approval from the Shanghai Foreign Investment Commission of the People's Republic of China.

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Hua Xin, Hua Sheng, Hua Wei and Glenwood will enter into a supplemental agreement to the First JVA ("Supplemental JVA") in respect of the parties' rights and obligations in Xin Wei. The amendments of the First JVA to be set out in the Supplemental JVA are not intended to be substantial except that Glenwood will replace Hua Wei as investor of Xin Wei.

Rationale for the Acquisition

The acquisition is part of the Company's strategic plan to attain 100% control of the Somerset Xu Hui serviced residence. It will give the Company greater flexibility to reposition or restructure the Somerset Xu Hui serviced residence, so as to maximise the latter's yield and capital growth potential.

Financial Effects

The transaction is not expected to have any material effect on the net tangible asset per share or earnings per share of the Company for the financial year ending 31 December 2002.

Interest of Director and Controlling Shareholder

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the aforesaid transaction.

Inspection of Transfer Agreement and Supplemental JVA

A copy of the Transfer Agreement is available for inspection during normal business hours at the registered office of the Company at 8 Shenton Way #13-01 Temasek Tower, Singapore 068811 for three months from the date of this Announcement. A copy of the Supplemental JVA will also be available for inspection at the same office after it has been executed.

By Order of the Board
Chia Lee Meng / Keong Wen Hui
Company Secretary / Asst. Company Secretary
29 November 2002

Submitted by Chia Lee Meng/Keong Wen Hui, Company Secretary/Asst Company Secretary on 29/11/2002 to the SGX